February 24, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor
Christina DiAngelo Fettig

Re:	Nuveen California Dividend Advantage Municipal Fund (the “Registrant” or the “Acquiring Fund”), File No. 811-09161; Nuveen California Performance Plus Municipal Fund, Inc. (“Performance Plus”), File No. 811-05930; Nuveen California Municipal Market Opportunity Fund, Inc. (“Market Opportunity”), File No. 811-06081; Nuveen California Investment Quality Municipal Fund, Inc. (“Investment Quality”), File No. 811-06177; Nuveen California Select Quality Municipal Fund, Inc. (“Select Quality”), File No. 811-06294; Nuveen California Quality Income Municipal Fund, Inc. (“Quality Income” and, collectively with Performance Plus, Market Opportunity, Investment Quality and Select Quality,
the “Target Funds” or, each, a “Target Fund”), File No. 811-06425

To the Commission:

On behalf of the Acquiring Fund and each Target Fund, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on January 27, 2014 with respect to the preliminary proxy statement on Schedule 14A filed by each Fund on January 17, 2014 (the “Proxy Statement”) in connection with the proposed reorganizations of each Target Fund into the Acquiring Fund (collectively, the “Reorganizations” and each, a “Reorganization). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Proxy Statement. Set forth below are the staff’s comments and the Funds’ responses.

(1)	Comment: For the staff’s information, please provide confirmation of the rationale for filing each Proxy Statement under Schedule 14A rather than Form N-14.

Response: In connection with the Reorganizations, the Acquiring Fund will issue one or more series of Variable Rate Demand Preferred Shares (“VRDP Shares”) to each of the Target Funds and their preferred shareholders. VRDP Shares are designed and marketed as an institutional product, and were initially sold to investors in private placement transactions pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended (the “1933 Act”). VRDP Shares are eligible for resale pursuant to Rule 144A. Because VRDP Shares are structured to be an eligible investment pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended, typically such shares are held by money market funds and each series is held by ten (10) or fewer holders. Because VRDP Shares are not designed for retail investors, it is desirable to issue such shares in an exempt transaction in connection with the Reorganizations.

In light of the foregoing, and following discussions with the staff from both the Division of Investment Management and the Division of Corporation Finance in connection with prior similarly structured transactions, the Funds determined to file a proxy statement for VRDP holders on Schedule 14A, rather than as part of the combined proxy statement/prospectus filed on Form N-14, because the VRDP Shares will not be registered under the 1933 Act.

(2)	Comment: Please explain what is meant by the term “flexibility” in the discussion regarding how “the Funds’ investment adviser believes that the greater asset size of the combined fund may provider greater flexibility in managing the structure and costs of leverage over time.”

Response: The Funds have revised the disclosure in response to the staff’s comment.

(3)	Comment: In the discussion of the considerations of the Board under “Reasons for the Reorganizations,” please consider clarifying the Board’s conclusions with respect to each material factor that formed the basis for the Board’s recommendation.

Response: The Funds believe that the disclosure is consistent with the requirements of the form and the written record contained in the minutes. Accordingly, the Funds respectfully decline to make the changes suggested.

(4)	Comment: In the sub-section “Comparison of the Investment Objectives and Policies of the Acquiring Fund and the Target Funds—General” on page 64 of the Proxy Statement, please consider clarifying that the income from certain “tax-exempt California municipal securities,” such as private activity bonds, is not exempt from the federal alternative minimum tax.

Response: The disclosure cited by the staff is a statement of the Funds’ investment objectives, which are fundamental policies of the Funds. The Funds believe that subsequent disclosure clarifies the treatment of income from private activity bonds.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/Nathaniel Segal